FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009
Commission File Number 000-53606
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

AEI
(the “Company”)
NOTICE OF ANNUAL GENERAL MEETING
To Be Held on June 25, 2009
To the Shareholders of AEI:
NOTICE is hereby given that the annual general meeting of shareholders of the Company (the “Meeting”) will be held at the offices of AEI Services LLC, 700 Milam Street, Suite 700, Houston, Texas 77002 on Thursday, June 25, 2009 at 10:00 a.m. Houston (U.S. Central) Time to consider and vote upon the following proposals:
1.	to ratify the selection of Deloitte & Touche LLP as the Company’s auditors for the period ended December 31, 2009; and

2.	to elect members of the Board of Directors of the Company to serve until their earlier resignation or removal.
The Company has fixed the close of business on June 10, 2009, as the record date for the Meeting. Only holders of record of our ordinary shares on that date will be entitled to notice of and to vote at the extraordinary general meeting or any postponement or adjournment of the extraordinary general meeting.
A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in such shareholder’s place. A proxy need not be a shareholder of the Company. A form of proxy is attached. To be valid, please complete, sign and date the enclosed form of proxy and deliver it to the undersigned as directed on the form of proxy at any time prior to the commencement of the Meeting.
By Order of the Board of Directors,
Maureen J. Ryan
Secretary
June 11, 2009
Houston, Texas

AEI
(the “Company”)
SHAREHOLDER PROXY
The undersigned shareholder hereby appoints the Chairman of the Board of the Company, as the chairman of the annual general meeting of shareholders of the Company (the “Meeting”), or failing him, Maureen Ryan, or failing her, Timothy Yang, or failing him Janna Sewell, to be his/her/its proxy and to vote for him/her/it and on his/her/its behalf to do all acts and things which he/she/it could have done at the Meeting to be held at the offices of AEI Services LLC, 700 Milam Street, Suite 700, Houston, Texas 77002 on Thursday, June 25, 2009 at 10:00 a.m. Houston (U.S. Central) Time or any adjournment thereof in such manner as his/her/its and if expedient to demand a poll.
This proxy will be voted in the manner directed herein by the undersigned shareholder with respect to the proposals below:
1.	Ratification of the selection of Deloitte & Touche LLP as the Company’s auditors for the period ended December 31, 2009.

For / Against* initials
2.	Election of the following Directors to serve until the next annual general meeting and until his respective successor is duly elected and qualified:

Robert Barnes	For / Against* initials
Philippe Bodson	For / Against* initials
Ronald Haddock	For / Against* initials
James Hughes	For / Against* initials
Brent de Jong	For / Against* initials
George Kay	For / Against* initials
Henri Philippe Reichstul	For / Against* initials
Robert Wilhelm	For / Against* initials
* Strike out whichever is not desired, and initial
Unless otherwise instructed, the proxy may vote as the proxy thinks fit or abstain from voting in respect of the resolutions specified and also on any other business (including amendments to resolutions and the appointment of the Chairman of the Meeting) which may properly come before the Meeting.

Printed Name of Member:

Dated:

By (if applicable):

Signed:

☐ Check here if you plan to attend the meeting in person

NOTES
1.	A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may chose a proxy of a member’s own choice by inserting the proxy’s name on this proxy form in the space provided above.
2.	If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorised officer.
3.	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.
4.	In the case of joint holders, any holder may sign this form.

5.	Any alterations made in this form must be initialed.
6.	To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be received at any time prior to commencement of the Meeting as follows:

By Mail:	AEI Services LLC
Attn: Janna Sewell
700 Milam Street, Suite 700
Houston, Texas 77002

By Email:	aei.investor.relations@aeienergy.com

By Telefax:	(+1) 713 345 5352
Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ John G. Fulton
John G. Fulton
EVP, Finance and Treasury (Principal Financial Officer)

Date: June 11, 2009